Exhibit 99.3
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto to place up to 15 million tonnes of iron ore into the spot market in 2008
18 December 2007
Rio Tinto has announced plans to place up to 15 million tonnes of iron ore into the spot market in 2008.
Rio Tinto announced at its Investor Seminar on 26 November 2007 that it is planning substantial expansions of capacity over the next decade in its Western Australia Pilbara operations. This will allow the Group to place substantially more tonnage on to the higher-priced spot market while continuing to meet longer-term contractual commitments.
Rio Tinto has been active in the spot market during 2007 and in December sold one million tonnes at US$190 per tonne. A similar volume has been sold for January shipment at an average price of US$187 per tonne. This compares with the current equivalent benchmark price of US$85 per tonne (FY2007 FOB benchmark plus spot freight).
“The iron ore market is changing”, said Tom Albanese, chief executive of Rio Tinto. “Customers are demanding more transparency in pricing and more tonnes, faster than ever before. Our industry-leading growth pipeline in iron ore puts us in a strong position to benefit from stronger prices, now and in the future.”
Sam Walsh, Rio Tinto’s chief executive Iron Ore, said, “The bulk of Rio Tinto’s Pilbara capacity is committed under long term contracts and Rio Tinto will continue to honour these contracts. At the same time the gap between the benchmark and spot prices is huge and we intend to continue to take advantage of those higher prices”.
Mr Walsh said the iron ore market was extremely tight. “We produce more tonnes at lower cost, from locations closest to the growth iron ore markets. We believe in competitive and transparent pricing, and our production expansion plans give us the capacity to supply all of our markets and allow us to agree prices for all durations.”
This announcement follows the 26 November 2007 Investor Seminar outlining Rio Tinto’s conceptual pathway to iron ore production of more than 600 million tonnes per year, including 420 million tonnes a year from the Pilbara.
At that time Rio Tinto also announced a US$2.4 billion commitment to develop the Mesa A and Brockman 4 iron ore deposits in the Pilbara, as well as outlining plans to increase the potential capacity of its Simandou iron ore project in Guinea (West Africa) to 170 million tonnes per year.
The existing Pilbara rail and port infrastructure secures Rio Tinto’s position as the premier Australian iron ore supplier, allowing it to reap maximum benefit from a strong pricing outlook, Mr Walsh said. “We own and operate three ports in two locations, and we have the capability to expand these facilities well beyond the existing levels.”
Cont.../

1	Please refer to previously announced resources in the Rio Tinto 2006 Annual report and financial statements

Continues	Page 2 of 4

Notes to editors:
Rio Tinto believes that efficient short, medium and long term contracts need to exist in the iron ore industry. At its Investor Seminar on 26 November 2007, Rio Tinto outlined its intention to operate a mix of three pricing approaches:
•	Short-term spot sales;

•	Hybrid contracts — which are based around a frequent pricing adjustment to reflect fair market value. As at November 2007, Rio Tinto had signed some 6.5 million tonnes per annum of hybrid contracts; and

•	Long-term contracts with regular re-pricing.
By way of sensitivity, the current difference between the spot iron ore price and the price of iron ore delivered pursuant to 2007 term contracts is about US$100 per tonne. On 15 million tonnes this would equate to US$1.5 billion of revenue before tax
This announcement is one component of this approach.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability

Continues	Page 3 of 4

to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

Continues	Page 4 of 4

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7781 2051	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk